                                  UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

--------------------------------------------------------------------------------

                                  SCHEDULE 13G


                                 (RULE 13d-102)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(b)


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               Applied Films Corp.
                               -------------------
                                (Name of Issuer)


                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                   038197-10-9
                         ------------------------------
                                 (CUSIP Number)











                                February 15, 2001
                     --------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[ X ] Rule 13d-1(c)

[   ] Rule 13d-1(d)

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                                     SCHEDULE 13G

CUSIP NO. 038197-10-9                                         Page 2 of 4 Pages


-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS

     Maple Row Management, Inc.

     I.R.S. Identification Nos. of above persons (entities only).
     06-1469299
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                       (a)  / /
                                                                       (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY


-------------------------------------------------------------------------------
 (4) CITIZENSHIP OR PLACE OF ORGANIZATION                      United States


-------------------------------------------------------------------------------
       NUMBER OF           (5) SOLE VOTING POWER                        427,515

        SHARES
                           ----------------------------------------------------
     BENEFICIALLY          (6) SHARED VOTING POWER                      None

       OWNED BY
                           ----------------------------------------------------
        EACH               (7) SOLE DISPOSITIVE POWER                   427,515

      REPORTING
                           ----------------------------------------------------
       PERSON              (8) SHARED DISPOSITIVE POWER                 None

        WITH:
-------------------------------------------------------------------------------
(9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        427,515




-------------------------------------------------------------------------------
(10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES      / /


-------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                    6.56%



-------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON                                    Not Applicable


-------------------------------------------------------------------------------

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Item 1(a).     Name of Issuer:

               Applied Films Corp.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               9586 I-25 Frontage Road
               Longmont, Colorado 80504

Item 2(a).     Name of Person Filing:

               Maple Row Management, Inc.

Item 2(b).     Address or Principal Office or, if none, Residence:

               112 Rowayton Avenue
               Rowayton
               Connecticut 06853

Item 2(c).     Citizenship or Place of Organization:

               United States

Item 2(d).     Title of Class of Securities:

               Common Stock

Item 2(e).     Cusip Number:

               038197-10-9

Item 3. This Statement is not filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c)

Item 4.        Ownership.

               Maple Row Management, Inc. beneficially owns 427,515 Common Stock of Applied Films Corp., which represents 6.56% of aggregate outstanding shares of that class. Maple Row Management, Inc. has sole power to vote or direct the vote the entire holding and has sole power to dispose of or direct the disposal of the entire shareholding.

Item 5.        Ownership of Five Percent or Less of a Class.

               Not Applicable

Item 6.        Ownership of More Than Five Percent on Behalf of Another Person.

               Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company.

               Not Applicable.

Item 8.        Identification and Classification of Members of the Group.

               Not Applicable.

Item 9.        Notice of Dissolution of Group.

               Not Applicable.

Item 10.       Certification.


               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                           2/15/01
                                                ------------------------------
                                                            Date


                                                      /s/ Eric Blattman
                                                ------------------------------
                                                      Eric Blattman
                                                        President

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